FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of June 2016

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 6021805
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1.

Magic Software Enhances Integration Platform to Facilitate Digital Transformation and IoT Projects

PRESS RELEASE

Magic Software Enhances Integration Platform to Facilitate Digital Transformation and IoT Projects

Major enhancements in Magic xpi 4.5 include: New Studio with productivity enhancements, expanded out-of-the-box connectivity, including MQTT connector, and do-it-yourself Connector Builder

Or Yehuda, Israel, June 21, 2016 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC), a global provider of software platforms for enterprise mobility, cloud applications, and business integration, today announced its Magic xpi 4.5 release, designed to make digital transformation and IoT projects easy. Magic xpi 4.5 includes a fresh Microsoft® Visual Studio®-based UI with enhanced productivity features, expanded out-of-the-box connectivity including an MQTT adapter, and a Connector Builder that lets users quickly build their own full-featured reusable connectors.

The code-free, drag and drop Magic xpi Integration Platform, with over 100 pre-built connectors to leading applications and technologies, lets organizations leverage and mobilize existing IT systems to transform their businesses with innovative and efficient business processes.

“We are excited to announce the launch of Magic xpi 4.5. This version packs many new features and capabilities that make systems integration smoother, quicker and easier,” states Ami Ries, Vice President, Research and Development, at Magic Software Enterprises Ltd. “With organizations undertaking more integration projects than ever, Magic xpi 4.5’s expanded connectivity capabilities, friendlier, more productive studio, and robust in-memory computing architecture help ensure the successful execution of business-critical digital transformation and IOT projects.”

Enhancements in the Magic xpi 4.5 release include:

•

Fresh, intuitive user experience based on Visual Studio.

•

Enhanced productivity features including: Drag & drop flow configuration, Mini Map, Zoom Bar, and the ability to work with multiple open flows and data mappers.

•

IoT Connectivity via MQTT.

•

Expanded out-of-the-box connectivity including WCF client and JSON support.

•

Build your own connector: Connector Builder (SDK) Enhanced (SDK) lets users and partners quickly create full-featured reusable connectors, including visual data mapping and licensing, to any third-party ecosystem.

The Magic xpi Integration Platform may also be used as part of Magic’s End-to-End Enterprise Mobility Solution, which also includes Magic xpa Application Platform for rapid, mobile development, Magic Mobile Device Management and Magic Mobile Professional Services. Magic End-to-End Enterprise Mobility Solution provides organizations with a holistic and cost-effective solution for the rapid creation and deployment of secure, enterprise-grade mobile business apps.

About Magic Software Enterprises

Magic Software Enterprises (NASDAQ: MGIC) empowers customers and partners around the globe with smarter technology that provides a multichannel user experience of enterprise logic and data.

For more information, visit www.magicsoftware.com.

Press Contact:

Stephanie Myara| PR Manager

Magic Software Enterprises

smyara@magicsoftware.com

Magic has made every effort to ensure that the information contained in this press release is accurate; however, there are no representations or warranties regarding this information, including warranties of merchantability or fitness for a particular purpose. Magic assumes no responsibility for errors or omissions that may occur in this press release.

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 21, 2016	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1 Magic Software Enhances Integration Platform to Facilitate Digital Transformation and IoT Projects

Exhibit 10.1